

February 17, 2011

Rolla P. Huff
Chief Executive Officer
EarthLink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

      Re: EarthLink, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed February 11, 2011
              File No. 001-15605

Dear Mr. Huff:

We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Proposal 7: Approval of EarthLink, Inc. 2011 Equity and Cash Incentive Plan, page 50

1.   Please tell us whether you have any current plans, proposals or arrangements to grant any specific awards under the 2011 Equity and Cash Incentive Plan or under the prior 2006 Plan. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time. If you do have the present intention to make any specific awards, revise your disclosure to provide the information required by Item 10(a)(2) and 10(b)(2) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel